Filed by Teekay Tankers Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-33867

Subject Company: Tanker Investments Ltd.

Date: November 7, 2017

LEADING INDEPENDENT PROXY ADVISORY FIRMS RECOMMEND TEEKAY TANKERS’ SHAREHOLDERS VOTE “FOR” PROPOSED CHARTER AMENDMENT TO PERMIT THE MERGER WITH TANKER INVESTMENTS LTD.

Hamilton, Bermuda, November 7, 2017 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE:TNK) today announced that Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co., LLC (Glass Lewis) have both recommended that the Company’s shareholders vote “FOR” the proposed charter amendment, which will allow the Company to effect its proposed merger with Tanker Investments Ltd. (TIL), which owns 18 mid-size conventional tankers.

ISS and Glass Lewis are leading independent international proxy advisory firms, and their voting analyses and recommendations are relied upon by thousands of major institutional investment firms, mutual funds and fiduciaries throughout the world.

The Company’s special meeting of shareholders to consider and vote upon the charter amendment proposal will be held on November 17, 2017 at 12:00 p.m. (Pacific Standard Time) in the Victoria Room, Semiahmoo Resort, 9565 Semiahmoo Pkwy, Blaine, WA 98230, USA.

Shareholders with questions about the special meeting voting should contact the Company’s proxy solicitor, MacKenzie Partners, Inc., toll free at (800) 322-2885 (or via a collect call at +1-212-929-5500 outside of the United States) or by email at proxy@mackenziepartners.com.

“We are pleased that ISS and Glass Lewis support the proposed charter amendment and our merger with TIL, which we believe will create significant value for Teekay Tankers and all our shareholders,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “We believe the merger offers compelling strategic and financial benefits, including expected immediate accretion to earnings, strengthening of our balance sheet and increase in liquidity and an en bloc fleet acquisition at the right point in the tanker cycle when market fundamentals show signs of improvement. We encourage all shareholders to vote in favor of increasing the authorized share count which will allow us to complete the proposed merger and move forward with our plan to enhance shareholder value.”

Teekay Tankers’ Board of Directors unanimously recommends that Teekey Tankers shareholders vote “FOR” the proposed charter amendment, which will allow the Company to effect its proposed merger with TIL. In addition, the Company has also already secured support for the merger with TIL from Teekay Tankers’ two largest shareholders, Teekay Corporation and Huber Capital Management LLC.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 35 double-hull tankers, including 16 Suezmax tankers, 12 Aframax tankers, and seven Long Range 2 (LR2) product tankers, and has four capital leased Suezmax tankers and one contracted time charter-in vessel. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers and of which Teekay Tankers has agreed to acquire the remaining ownership interest. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekaytankers.com

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Forward-Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing and completion of the merger with TIL; the expected benefits of the merger, including the expected impact on the Company’s earnings per share, balance sheet, liquidity position and future results; and Huber Capital’s expected vote in relation to the TIL merger. Factors that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement, include, among others: failure to satisfy the closing conditions of the merger with TIL, including obtaining the required approvals from the Teekay Tankers and TIL shareholders; failure to successfully integrate TIL into the Company and realize the expected benefits and synergies from the combined company; and other factors discussed in Teekay Tankers’ Registration Statement on Form F-4 , as amended, initially filed with the SEC on July 14, 2017. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of Tanker Investments Ltd. (TIL) and Teekay Tankers Ltd. (Teekay Tankers). In connection with the proposed merger, Teekay Tankers has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC), including a joint proxy statement of Teekay Tankers and TIL that also constitutes a prospectus of Teekay Tankers. Teekay Tankers and TIL each mailed the joint proxy statement/prospectus to its respective shareholders. The joint proxy statement/prospectus contains important information about the proposed merger and related matters. SHAREHOLDERS OF TEEKAY TANKERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TEEKAY TANKERS, TIL AND THE MERGER. Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by Teekay Tankers for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Teekay Tankers also can be obtained free of charge on Teekay Tankers’ corporate website at www.teekaytankers.com or by contacting Teekay Tankers’ Investor Relations Department by telephone at (604) 844-6654 or by mail to Teekay Tankers, Attention: Investor Relations Department, 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed merger and the proposed amendment to Teekay Tankers’ Amended and Restated Articles of Incorporation (the Charter Amendment). However, Teekay Tankers and its directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Teekay Tankers’ shareholders in respect of the proposed merger and Charter Amendment. Information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus relating to the proposed merger and Charter Amendment when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

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